                                                               Exhibit 99(a)(17)

                                [LOGO OMITTED]

                                                                  PRESS RELEASE

                          EXTENSION OF TENDER OFFER FOR
                GLOBAL INDUSTRIAL TECHNOLOGIES, INC. COMMON STOCK

VIENNA, December 2, 1999 -- RHI AG (Vienna Stock Exchange: RHI) today announced the extension of the expiration date of the previously announced $13.00 per share cash tender offer by RHI's subsidiary, Heat Acquisition Corp., for all of the outstanding shares of common stock of Global Industrial Technologies, Inc. (NYSE: GIX). As extended, the offer will expire at 9:00 a.m., New York City time, on Friday, December 10, 1999.

The expiration date is being extended to provide the Federal Trade Commission
(FTC) time to complete its review and approval of divestitures by RHI of certain refractory manufacturing assets. The expiration date will be further extended if necessary to provide the FTC adequate time to complete such review and approval.

As previously announced, RHI has entered into an agreement to complete the divestiture specified by the FTC as necessary to comply with FTC requirements for antitrust clearance. The divestiture agreement has been amended to provide the purchaser the right to terminate the agreement on or before 5:00 p.m., Eastern Standard Time, on December 2, 1999 based on the results of its due diligence review. The divestiture is also subject to the satisfaction or waiver of certain conditions, including a financing condition. While RHI believes that the terms and conditions of the divestiture should satisfy the FTC's requirements, there can be no assurance that the FTC will consent to the terms of the divestiture or that RHI will be successful in completing the divestiture or the timing or the terms thereof.

The tender offer remains conditioned upon, among other things, the tender of at least a majority of the shares of Global's common stock outstanding on a fully-diluted basis and the expiration of any applicable waiting period under the Hart-Scott-Rodino Act.

As of December 1, 1999, approximately 19,246,713 shares of common stock of Global had been tendered and not withdrawn pursuant to the tender offer. This constitutes approximately 77.6% of Global's outstanding shares as of the commencement of the tender offer.

RHI is a global operator in the refractories, engineering, insulating and waterproofing sectors, with over 10,000 employees at more than 50 locations spanning all five continents. With VRD, RHI is the world market leader for refractories and a vital partner to all industries whose activities require high temperature production processes. RHI's customers include the steel, cement, glass and nonferrous metal industries. In 1998 RHI reported earnings before tax of US $68.0 million on sales of US $1.6 billion.

Forward-looking statements in this press release involve risks and uncertainties that could cause actual results to differ from those contemplated. Factors that could cause those differences include the terms and availability of financing, actions by other persons, legal and regulatory requirements and other factors.

                      FOR FURTHER QUESTIONS PLEASE CONTACT:

                             RHI AG / Peter Hofmann
               Phone (+43) (1) 50213-123 / Fax (+43) (1) 50213-130
                        e-mail: peter.hofmann@rhi-ag.com